UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*

                                (Amendment No. 1)

                             Cell Therapeutics, Inc.
                             -----------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    150934107
                                    ---------
                                 (CUSIP Number)

                                January 25, 2005
                                ----------------
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                            -----------------
CUSIP No. 150934107                    13G                     Page 2 of 9 Pages
-------------------                                            -----------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Duquesne Capital Management, L.L.C.
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [X]

---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Pennsylvania
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
NUMBER OF            ------ ----------------------------------------------------
SHARES               6      SHARED VOTING POWER
BENEFICIALLY
OWNED BY                    4,208,200
EACH                 ------ ----------------------------------------------------
REPORTING            7      SOLE DISPOSITIVE POWER
PERSON
WITH                        0
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            4,208,200
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,208,200
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           6.8%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           OO
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

-------------------                                            -----------------
CUSIP No. 150934107                    13G                     Page 3 of 9 Pages
-------------------                                            -----------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Stanley F. Druckenmiller
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [X]

---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
NUMBER OF            ------ ----------------------------------------------------
SHARES               6      SHARED VOTING POWER
BENEFICIALLY
OWNED BY                    4,208,200
EACH                 ------ ----------------------------------------------------
REPORTING            7      SOLE DISPOSITIVE POWER
PERSON
WITH                        0
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            4,208,200
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,208,200
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           6.8%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

-------------------                                            -----------------
CUSIP No. 150934107                    13G                     Page 4 of 9 Pages
-------------------                                            -----------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Steeler Fund, Ltd.
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [X]

---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
NUMBER OF            ------ ----------------------------------------------------
SHARES               6      SHARED VOTING POWER
BENEFICIALLY
OWNED BY                    3,087,500
EACH                 ------ ----------------------------------------------------
REPORTING            7      SOLE DISPOSITIVE POWER
PERSON
WITH                        0
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            3,087,500
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,087,500
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           5.0%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           CO
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

This Amendment No. 1 to Schedule 13G (this "Amendment No. 1") is being filed with respect to the Common Stock (as defined in Item 2(d) below) of Cell Therapeutics, Inc., a Washington corporation, to amend the Schedule 13G filed on January 24, 2005 and to include an additional Reporting Person. Capitalized terms used but not defined herein have the meaning ascribed thereto in the
Schedule 13G.

Item 2(a):          Name of Person Filing:
---------           ---------------------

     Item 2(a) of the Schedule 13G is hereby amended by the deletion of the entirety of the text thereof and its replacement with the following:

     This Schedule 13G (this "Schedule 13G") with respect to the Common Stock of the Company is filed by:

     1. Duquesne Capital Management, L.L.C., a Pennsylvania limited liability company ("Duquesne Capital"), which serves as the investment manager to Steeler Fund, Ltd., a Cayman Islands exempted limited liability company ("Steeler"), and several other investment funds (the "Funds"), with respect to shares of Common Stock directly beneficially owned by the Funds (collectively, the "Shares");

     2. Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller"), who serves as the managing member of Duquesne Capital, with respect to the Shares. Mr. Druckenmiller also serves as the managing member of Duquesne Holdings, LLC, a limited liability company organized under the laws of Anguilla, British West Indies ("Duquesne Holdings"), which acts as general partner to certain of the Funds, and which has the power to replace Duquesne Capital as investment manager of those Funds within 60 days or less; and

     3.   Steeler, with respect to shares of Common Stock directly owned by it.

     Duquesne Capital may be deemed to beneficially own the Shares by virtue of its position as investment manager of the Funds. Mr. Druckenmiller may be deemed to beneficially own the Shares by virtue of his position as managing member of Duquesne Capital, and as managing member of Duquesne Holdings. Duquesne Capital, Mr. Druckenmiller and Steeler are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b):          Address of Principal Business Office or, if None, Residence:
---------           -----------------------------------------------------------

     Item 2(b) of the Schedule 13G is hereby amended by the deletion of the entirety of the text thereof and its replacement with the following:

     The address of the principal business office of Duquesne Capital and Mr. Druckenmiller is 40 West 57th Street, 25th Floor, New York, New York 10019. The address of the principal business office of Steeler is 2nd Floor, Harbour Centre, Georgetown, Grand Cayman.

Item 2(c):          Citizenship:
---------           -----------

     Item 2(c) of the Schedule 13G is hereby amended by the deletion of the entirety of the text thereof and its replacement with the following:

     Duquesne Capital is organized under the laws of the Commonwealth of Pennsylvania. Mr. Druckenmiller is a citizen of the United States of America. Steeler is organized under the laws of the Cayman Islands.

Item 4:             Ownership:
------              ---------

     Item 4 of the Schedule 13G is hereby amended by the deletion of the entirety of the text thereof and its replacement with the following:

A.   Duquesne Capital
     ----------------

     (a) Amount beneficially owned: 4,208,200. This amount represents 3,508,200 shares of Common Stock held by the Funds and 700,000 shares of Common Stock issuable upon conversion of $7,000,000 face value of the Company's 5.75% Convertible Senior Subordinated Notes held by the Funds (the "Notes").
     (b) Percent of class: 6.8%. The percentages used herein and in the rest of this Schedule 13G are calculated based upon a total of 61,738,188 shares of Common Stock outstanding, equal to the sum of (i) the 61,038,188 shares of Common Stock issued and outstanding as of October 29, 2004, as reflected in the Company's Report on Form 10-Q for the quarter ended September 30, 2004 and (ii) the 700,000 shares issuable upon conversion of the Notes.
     (c) Number of shares as to which such person has:
          (i) Sole power to vote or direct the vote: -0-
          (ii) Shared power to vote or direct the vote: 4,208,200
          (iii) Sole power to dispose or direct the disposition: -0-
          (iv) Shared power to dispose or direct the disposition: 4,208,200

B.   Mr. Druckenmiller
     -----------------

     (a) Amount beneficially owned: 4,208,200
     (b) Percent of class: 6.8%.
     (c) Number of shares as to which such person has:
          (i) Sole power to vote or direct the vote: -0-
          (ii) Shared power to vote or direct the vote: 4,208,200
          (iii) Sole power to dispose or direct the disposition: -0-
          (iv) Shared power to dispose or direct the disposition: 4,208,200

C.   Steeler
     -------

     (a) Amount beneficially owned: 3,087,500
     (b) Percent of class: 5.0%.
     (c) Number of shares as to which such person has:
          (i) Sole power to vote or direct the vote: -0-
          (ii) Shared power to vote or direct the vote: 3,087,500
          (iii) Sole power to dispose or direct the disposition: -0-
          (iv) Shared power to dispose or direct the disposition: 3,087,500

Item 12:            Certification:
-------             -------------

     Each Reporting Person hereby makes the following certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 1, 2005


                                        DUQUESNE CAPITAL MANAGEMENT, L.L.C.

                                        By: /s/ Gerald Kerner
                                            ------------------------------
                                            Name:  Gerald Kerner
                                            Title: Managing Director


                                        STANLEY F. DRUCKENMILLER

                                        By: /s/ Gerald Kerner
                                            ------------------------------
                                            Name:  Gerald Kerner
                                            Title: Managing Director


                                        STEELER FUND, LTD.

                                        By: Duquesne Capital Management, L.L.C.,
                                            its investment manager

                                        By: /s/ Gerald Kerner
                                            ------------------------------
                                            Name:  Gerald Kerner
                                            Title: Managing Director










       [SIGNATURE PAGE TO AMENDMENT NO. 1 TO SCHEDULE 13G WITH RESPECT TO
                            CELL THERAPEUTICS, INC.]

                                  EXHIBIT INDEX
                                  -------------

Exhibit 99.1: Joint Filing Agreement, by and among Duquesne Capital Management, L.L.C., Stanley F. Druckenmiller and Steeler Fund, Ltd., dated February 1, 2005.